Tenaris S.A. 29, Avenue de la Porte-Neuve L — 2227 LUXEMBOURG

October 10, 2018

Ms. Cecilia Blye,

Chief Office of Global Security Risk,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549-4631.

Re:	Tenaris S.A.
Form 20-F for the Fiscal Year Ended December 31, 2017
Filed April 30, 2018
File No. 1-31518

Dear Ms. Blye:

Set out below is the response of Tenaris S.A. (“Tenaris” or the “Company”), to the comment of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in its letter dated September 26, 2018, to Mr. Paolo Rocca, the Company’s Chairman and Chief Executive Officer. The response below is keyed to the heading indicated in the Staff’s comment and is designated with the letter “R” below the comment. The comment itself is set forth in boldface type.

1.

It appears from the website of Reliable Pipe & Tubes Ltd. that the company is a dealer and distributor of your products in Sudan and Syria. Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. You do not include disclosure in the Form 20-F about contacts with those countries. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, including with their governments, whether through subsidiaries, distributors, affiliates or other direct or indirect arrangements. Please also discuss the materiality of any contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

R:

In response to the Staff’s comment, the Company informs the Staff that during the fiscal years 2015, 2016 and 2017, Tenaris did not sell any product, did not conduct any business, and had no contact whatsoever in Sudan or Syria, neither directly nor indirectly, through the Company’s subsidiaries, distributors, affiliates or any other direct or indirect arrangements.

The Company advises the Staff that, as of the date of this letter, the Company does not have (i) any employees in Sudan or Syria, (ii) any subsidiaries or representation offices in Sudan or Syria, or (iii) any agreements, arrangements or other contacts with the Sudanese or Syrian governments or entities controlled by them. In addition, the Company does not currently have and does not anticipate or intend to have any contacts with Sudan and Syria (including with their governments) in the future.

In particular, the Company advises the Staff that (i) it does not have any direct or indirect relationship with Reliable Pipe & Tubes Ltd. (“RPTL”), (ii) RPTL is not, and has not in the past been, a customer, distributor, dealer or agent of the Company or any of its subsidiaries, (iii) RPTL is not, and has never been, authorized to sell or distribute, nor to the knowledge of the Company has RPTL in the past sold or distributed, any products or services of the Company or any of its subsidiaries anywhere in the world, and (iv) RPTL is not licensed to use any trademark, tradename or logo of the Company or any of its subsidiaries. It was not until the Company received the Staff’s comment that the Company became aware that RPTL was using its website to display and publish the Company’s trademarks and tradenames for the purposes of advertising itself as an alleged supplier of the Company and its products, and offering to the public —in several jurisdictions around the world— products allegedly manufactured by the Company and its subsidiaries.

Following receipt of the Staff’s comment letter, the Company requested RPTL to immediately remove any references to “Tenaris” and its trademarks from its website. On October 8, 2018, RPTL acknowledged the Company’s request and indicated that its IT team had been instructed to remove Tenaris’s logos and other details from RPTL’s website as instructed by the Company.

* * * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. In addition, the Company acknowledges that the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this letter, please feel free to call Robert S. Risoleo of Sullivan & Cromwell LLP at (202) 956-7510. He may also be reached by facsimile at (202) 956-6974 and by e-mail at risoleor@sullcrom.com.

Very truly yours,

/s/ Edgardo Carlos

Edgardo Carlos

Chief Financial Officer

cc:	Amanda Ravitz Assistant Director
(Securities and Exchange Commission)

Cristian J. P. Mitrani Diego E. Parise
(Mitrani, Caballero & Ruiz Moreno)

Robert S. Risoleo (Sullivan & Cromwell LLP)